

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 7, 2009

<u>Via U.S. Mail and Facsimile</u>

Winston M. Talbert
Chief Financial Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, Texas 77002
Fax: (713-579-6210)

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-31470**

Dear Mr. Talbert:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director